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40-33
811-126



December 9, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a class action complaint filed in the United States District Court for the District of Connecticut on November 26, 2003 by Charles Lanza against the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") and the Funds' affiliated parties listed in Appendix B. The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Keith A. O'Connell
Stephen Laffey

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Growth & Income Fund, Inc.	811-00126	0000029292
AllianceBernstein Health Care Fund, Inc.	811-09329	0001085421
AllianceBernstein Disciplined Value Fund, Inc.	811-09687	0001090504
AllianceBernstein Mid-Cap Growth Fund, Inc.	811-00204	0000019614
AllianceBernstein Real Estate Investment Fund, Inc.	811-07707	0001018368
The AllianceBernstein Portfolios - AllianceBernstein Growth Fund	811-05088	0000812015
AllianceBernstein Select Investor Series, Inc. - Biotechnology Portfolio - Technology Portfolio - Premier Portfolio	811-09176	0001062417
AllianceBernsteinTrust - AllianceBernstein Small Cap Value Fund - AllianceBernstein Value Fund - AllianceBernstein Global Value Fund - AllianceBernstein International Value Fund	811-10221	0001129870
AllianceBernstein Premier Growth Fund, Inc.	811-06730	0000889508
AllianceBernstein Quasar Fund, Inc.	811-01716	0000081443
AllianceBernstein Technology Fund, Inc.	811-03131	0000350181
AllianceBernstein Utility Income Fund, Inc.	811-07916	0000910036
AllianceBernstein Balanced Shares, Inc.	811-00134	0000069752
AllianceBernstein Blended Style Series, Inc. - U.S. Large Cap Portfolio	811-21081	0001172221
AllianceBernstein All Asia Investment Fund, Inc.	811-08776	0000930438
AllianceBernstein Greater China '97 Fund, Inc.	811-08201	0001038457
AllianceBernstein International Premier Growth Fund, Inc.	811-08527	0001050658
AllianceBernstein Global Small Cap Fund, Inc.	811-01415	0000095669
AllianceBernstein New Europe Fund, Inc.	811-06028	0000859605
AllianceBernstein Worldwide Privatization Fund, Inc.	811-08426	0000920701
AllianceBernstein Americas Government Income Trust, Inc.	811-06554	0000883676
AllianceBernstein Bond Fund, Inc. - Corporate Bond Portfolio - Quality Bond Portfolio - U.S. Government Portfolio	811-02383	0000003794
AllianceBernstein Emerging Market Debt Fund, Inc.	811-08188	0000915845
AllianceBernstein Global Strategic Income Trust, Inc.	811-07391	0001002718
AllianceBernstein High Yield Fund, Inc.	811-09160	0001029843
AllianceBernstein Multi-Market Strategy Fund, Inc.	811-06251	0000873067

Sanford C. Bernstein Fund, Inc. - Short Duration Portfolio - Intermediate California Municipal Portfolio - Intermediate Diversified Municipal Portfolio - Intermediate New York Municipal Portfolio	811-05555	0000832808
AllianceBernstein Municipal Income Fund, Inc. - National Porfolio - California Portfolio - Insured California Portfolio - Insured National Portfolio - New York Portfolio	811-04791	0000798737
AllianceBernstein Municipal Income Fund II - Arizona Portfolio - Florida Portfolio - Massachusetts Portfolio - Michigan Portfolio - Minnesota Portfolio - New Jersey Portfolio - Ohio Portfolio - Pennsylvania Portfolio - Virginia Portfolio	811-07618	0000899774

APPENDIX B

Affiliated Parties of AllianceBernstein Mutual Funds

Name	CIK No.	Registration No.	IARD No.
Alliance Capital Management Holding L.P.	0000825313	001-09818 801-32361	106998
Alliance Capital Management Corporation	N/A	801-39910	107445
Alliance Capital Management L.P.	N/A	801-56720	108477
AXA Financial, Inc.	0000880002	001-11166	N/A
Gerald Malone, Senior Vice President of Alliance Capital Management L.P. and Portfolio Manager	N/A	N/A	N/A

00250.0073 #448873

UNITED STATES DISTRICT COURT
DISTRICT OF CONNECTICUT

Civil Action No.____________

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

CHARLES LANZA, Individually, And On Behalf Of All Others Similarly Situated

Plaintiff,

vs.

ALLIANCEBERNSTEIN GROWTH & INCOME FUND, ALLIANCEBERNSTEIN HEALTH CARE FUND, ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, ALLIANCEBERNSTEIN MID-CAP GROWTH FUND, ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND, ALLIANCEBERNSTEIN GROWTH FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES BIOTECHNOLOGY PORTFOLIO, ALLIANCEBERNSTEIN SMALL CAP VALUE FUND, ALLIANCEBERNSTEIN PREMIER GROWTH FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES TECHNOLOGY PORT, ALLIANCEBERNSTEIN VALUE FUND, ALLIANCEBERNSTEIN QUASAR FUND, ALLIANCEBERNSTEIN TECHNOLOGY FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES PREMIER PORT, ALLIANCEBERNSTEIN UTILITY INCOME FUND, ALLIANCEBERNSTEIN BALANCED SHARES, ALLIANCEBERNSTEIN GLOBAL VALUE FUND, ALLIANCEBERNSTEIN INTERNATIONAL VALUE FUND,

[Caption continues on next page]

ALLIANCEBERNSTEIN BLENDED STYLE :
SERIES – U.S. LARGE CAP PORTFOLIO, :
ALLIANCEBERNSTEIN ALL-ASIA :
INVESTMENT FUND, :
ALLIANCEBERNSTEIN GREATER CHINA '97 :
FUND, ALLIANCEBERNSTEIN :
INTERNATIONAL PREMIER GROWTH FUND, :
ALLIANCEBERNSTEIN INTERNATIONAL :
VALUE FUND, ALLIANCEBERNSTEIN :
GLOBAL SMALL CAP VALUE FUND, :
ALLIANCEBERNSTEIN NEW EUROPE FUND, :
ALLIANCEBERNSTEIN WORLDWIDE :
PRIVATIZATION FUND, :
ALLIANCEBERNSTEIN SELECT INVESTOR :
SERIES BIOTECHNOLOGY PORT, :
ALLIANCEBERNSTEIN AMERICAS :
GOVERNMENT INCOME TRUST, :
ALLIANCEBERNSTEIN BOND FUND :
CORPORATE BOND PORTFOLIO, :
ALLIANCEBERNSTEIN BOND FUND QUALITY:
BOND PORTFOLIO, ALLIANCEBERNSTEIN :
BOND FUND U.S. GOVERNMENT PORTFOLIO,:
ALLIANCEBERNSTEIN EMERGING MARKET :
DEBT FUND, ALLIANCEBERNSTEIN GLOBAL :
STRATEGIC INCOME TRUST, :
ALLIANCEBERNSTEIN HIGH YIELD FUND, :
ALLIANCEBERNSTEIN MULTI-MARKET :
STRATEGY TRUST, ALLIANCEBERNSTEIN :
SHORT DURATION, ALLIANCEBERNSTEIN :
INTERMEDIATE CALIFORNIA MUNI :
PORTFOLIO, ALLIANCEBERNSTEIN :
INTERMEDIATE DIVERSIFIED MUNI :
PORTFOLIO, ALLIANCEBERNSTEIN :
INTERMEDIATE NEW YORK MUNI :
PORTFOLIO, ALLIANCEBERNSTEIN MUNI :
INCOME FUND NATIONAL PORTFOLIO, :

[caption continues on next page]

ALLIANCEBERNSTEIN MUNI INCOME FUND :
ARIZONA PORTFOLIO,
ALLIANCEBERNSTEIN MUNI INCOME FUND :
CALIFORNIA PORTFOLIO, :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
INSURED CALIFORNIA PORTFOLIO, :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
INSURED NATIONAL PORTFOLIO, :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
FLORIDA PORTFOLIO, ALLIANCEBERNSTEIN:
MUNI INCOME FUND MASSACHUSETTS :
PORTFOLIO, ALLIANCEBERNSTEIN MUNI :
INCOME FUND MICHIGAN PORTFOLIO, :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
MINNESOTA PORTFOLIO, :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
NEW JERSEY PORTFOLIO, :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
NEW YORK PORTFOLIO, :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
OHIO PORTFOLIO, ALLIANCEBERNSTEIN :
MUNI INCOME FUND PENNSYLVANIA :
PORTFOLIO, ALLIANCEBERNSTEIN MUNI :
INCOME FUND VIRGINIA PORTFOLIO, :
(collectively known as "ALLIANCEBERNSTEIN :
FUNDS"); :
ALLIANCEBERNSTEIN GROWTH & INCOME :
FUND, INC., ALLIANCEBERNSTEIN HEALTH :
CARE FUND, INC., ALLIANCEBERNSTEIN :
DISCIPLINED VALUE FUND, INC., :
ALLIANCEBERNSTEIN MID-CAP GROWTH :
FUND, INC., ALLIANCEBERNSTEIN REAL :
ESTATE INVESTMENT FUND, INC., :
ALLIANCEBERNSTEIN GROWTH FUND, INC., :
ALLIANCEBERNSTEIN SELECT INVESTOR :
SERIES BIOTECHNOLOGY PORTFOLIO, INC. :
ALLIANCEBERNSTEIN SMALL CAP VALUE :
FUND, INC., ALLIANCEBERNSTEIN PREMIER :
GROWTH FUND, INC., ALLIANCEBERNSTEIN :
SELECT INVESTOR SERIES PORT, INC., :
ALLIANCEBERNSTEIN VALUE FUND, INC., :
ALLIANCEBERNSTEIN QUASAR FUND, INC. :
:

[caption continues on next page]

ALLIANCEBERNSTEIN TECHNOLOGY FUND, :
INC., ALLIANCEBERNSTEIN SELECT :
INVESTOR SERIES PREMIER PORT, INC., :
ALLIANCEBERNSTEIN UTILITY INCOME :
FUND, INC., ALLIANCEBERNSTEIN :
BALANCED SHARES, INC., :
ALLIANCEBERNSTEIN GLOBAL VALUE :
FUND, INC., ALLIANCEBERNSTEIN :
INTERNATIONAL VALUE FUND, INC., :
ALLIANCEBERNSTEIN SMALL CAP VALUE :
FUND, INC., ALLIANCEBERNSTEIN :
BLENDED STYLE SERIES – U.S. LARGE CAP :
PORTFOLIO, INC., ALLIANCEBERNSTEIN :
ALL-ASIA INVESTMENT FUND, INC., :
ALLIANCEBERNSTEIN :
GREATER CHINA '97 FUND, INC.,
ALLIANCE BERNSTEIN GLOBAL SMALL
CAP VALUE FUND,; :
ALLIANCEBERNSTEIN INTERNATIONAL :
PREMIER GROWTH FUND, INC., :
ALLIANCEBERNSTEIN NEW EUROPE FUND, :
INC., ALLIANCEBERNSTEIN PRIVATIZATION:
FUND, INC., ALLIANCEBERNSTEIN SELECT :
INVESTOR SERIES BIOTECHNOLOGY PORT, :
INC., :
ALLIANCEBERNSTEIN SELECT INVESTOR :
SERIES TECHNOLOGY PORT, INC., :
ALLIANCEBERNSTEIN AMERICAS :
GOVERNMENT INCOME TRUST, INC., :
ALLIANCEBERNSTEIN BOND FUND :
CORPORATE BOND PORTFOLIO, INC., :
ALLIANCEBERNSTEIN BOND FUND QUALITY:
BOND PORTFOLIO, INC., :
ALLIANCEBERNSTEIN BOND FUND U.S. :
GOVERNMENT PORTFOLIO, INC., :
ALLIANCEBERNSTEIN EMERGING MARKET :
DEBT FUND, INC., :
:

[caption continues on next page]

ALLIANCEBERNSTEIN GLOBAL STRATEGIC :
INCOME TRUST, INC., :
ALLIANCEBERNSTEIN HIGH YIELD FUND, :
INC., ALLIANCEBERNSTEIN MULTI MARKET :
STRATEGY TRUST, INC., :
ALLIANCEBERNSTEIN SHORT DURATION, :
INC., ALLIANCEBERNSTEIN INTERMEDIATE :
CALIFORNIA MUNI PORTFOLIO, INC., :
ALLIANCEBERNSTEIN INTERMEDIATE :
DIVERSIFIED MUNI PORTFOLIO, INC., :
ALLIANCEBERNSTEIN INTERMEDIATE NEW :
YORK MUNI PORTFOLIO, INC., :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
NATIONAL PORTFOLIO, INC., :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
ARIZONA PORTFOLIO, INC., :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
CALIFORNIA PORTFOLIO, INC., :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
INSURED CALIFORNIA PORTFOLIO, INC., :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
INSURED NATIONAL PORTFOLIO, INC., :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
FLORIDA PORTFOLIO, INC., :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
MASSACHUSETTS PORTFOLIO, INC., :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
MICHIGAN PORTFOLIO, INC., :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
MINNESOTA PORTFOLIO, INC., :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
NEW JERSEY PORTFOLIO, INC., :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
NEW YORK PORTFOLIO, INC., :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
OHIO PORTFOLIO, INC., :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
PENNSYLVANIA PORTFOLIO, INC., :
ALLIANCEBERNSTEIN MUNI INCOME FUND :
VIRGINIA PORTFOLIO, INC., (collectively :
Known as "ALLIANCEBERNSTEIN :
REGISTRANTS");

[caption continues on next page]

ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.; :
ALLIANCE CAPITAL MANAGEMENT L.P.; :
ALLIANCE CAPITAL MANAGEMENT :
CORPORATION; AXA FINANCIAL, INC.; :
GERALD MALONE; AND CHARLES :
SCHAFFRAN, :
:
Defendants. :
:

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings and other public filings, press releases, and media reports about the AllianceBernstein Funds. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the AllianceBernstein family of funds (*i.e.*, the AllianceBernstein Funds as defined in the caption, above) between November 26, 1998 and September, 2003, inclusive, and who were damaged thereby (the "Class").

2. Plaintiff seeks remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Advisors Act of 1940 (the "Investment Advisors Act'), and the Investment Company Act of 1940 (the "Investment Company Act").

3. This action charges defendants with unlawful and deceitful conduct designed to improperly advantage defendants financially to the financial detriment of plaintiff and other members of the Class.

4. The defendants, as defined below, in clear violation of their fiduciary responsibilities and disclosure obligations, failed to properly disclose the fact that select favored customers were improperly allowed to "time" their mutual fund trades.

5. Said timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit inefficiencies in the manner in which the mutual funds price their shares.

6. The defendants also, in clear violation of their fiduciary responsibilities and disclosure obligations, allowed select customers to engage in illegal "late trading", as defined herein below.

7. The defendants also, in clear violation of their fiduciary responsibilities and disclosure obligations, failed to properly disclose the fact that select favored customers were improperly allowed to engage in illegal late trading.

JURISDICTION AND VENUE

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa), Section 22 of the Securities Act (15 U.S.C. § 7.7v), Section 80b-14 of the Investment Advisors Act (15 U.S.C. § 80b-14), and 28 U.S.C. §§ 1331, 1337.

9. Many of the acts charged herein, including the dissemination of materially false and misleading information, occurred in substantial part in this District.

10. The named plaintiff is domiciled in this District.

11. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities market.

PARTIES

12. Plaintiff Charles Lanza, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased shares or units of the AllianceBernstein Technology Fund, Inc. during the Class Period and has been damaged thereby.

13. Plaintiff Charles Lanza is a resident of Wolcott, Connecticut.

14. The AllianceBernstein Technology Fund Inc. is among the AllianceBernstein Funds as defined in the caption above.

15. Each of the defendant AllianceBernstein Funds, including the AllianceBernstein Technology Fund, is a mutual fund that is regulated by the Investment Company Act of 1940, that is managed by defendant Alliance Capital Management L. P., as defined below, and that buys, holds and sells shares or other ownership units that are subject to the misconduct alleged in this complaint.

16. Defendant AllianceBernstein Registrants, as defined in the caption above, are the registrants and issuers of the shares of the AllianceBernstein Funds.

17. Defendant Alliance Capital Management, L.P. ("Alliance Capital Management") is registered as an investment advisor under the Investment Advisors Act.

18. Defendant Alliance Capital Management, during the Class period, had ultimate responsibility for overseeing the day-to-day management of the AllianceBernstein Funds.

19. Alliance Capital Management is located in New York, New York.

20. Defendant Alliance Capital Management Holding L.P. ("Alliance Capital Holding") is a publicly traded holding company.

21. Alliance Capital Holding has its principal place of business in New York, New York.

22. Alliance Capital Holding is the parent of and controls Alliance Capital Management and the AllianceBernstein Registrants.

23. Defendant Alliance Capital Management Corporation ("Alliance Corporation") is a wholly owned subsidiary of Defendant AXA Financial, Inc. ("AXA").

24. Alliance Corporation is the general partner of defendants Alliance Capital Holding and Alliance Capital Management.

25. Alliance Corporation is located in New York, New York.

26. Defendant AXA controls Alliance Capital Management by virtue of its general partnership interests through Alliance Corporation and its majority interest in Alliance Capital Management.

27. Defendant AXA maintains a principal place of business in New York, New York.

28. Defendant Gerald Malone was at all relevant times a Senior Vice President at Alliance Capital Management.

29. Defendant Gerald Malone was at all relevant times a portfolio manager of several AllianceBernstein Funds, including the AllianceBernstein Technology Fund and Alliance hedge funds.

30. Defendant Gerald Malone was an active participant in the unlawful scheme alleged herein.

31. Defendant Charles Shaffran was at all relevant times a marketing executive at Alliance Capital Management.

32. Defendant Shaffran sold hedge funds to investors.

33. Defendant Shaffran was an active participant in the unlawful scheme alleged herein.

34. Alliance Capital Management, Alliance Capital Holding, Alliance Corporation, AXA, the AllianceBernstein Funds, the AllianceBernstein Registrants, Gerald Malone, and Charles Shaffran are referred to collectively herein as the "Defendants."

PLAINTIFF' CLASS ACTION ALLEGATIONS

35. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the AllianceBernstein Funds between November 26, 1998 and September 29, 2003, inclusive (the "Class Period"), and who were damaged thereby (the "Class").

36. Plaintiff and each of the Class members purchased shares or other ownership units in the AllianceBernstein Funds pursuant to a registration statement and prospectus.

37. Excluded from the Class are Defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

38. The members of the Class are located in geographically diverse areas and are so numerous that joinder of all members is impracticable.

39. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are thousands of members in the proposed Class.

40. Record owners and other members of the Class may be identified from records maintained by the AllianceBernstein Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

41. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class have sustained damages arising out of Defendants' wrongful conduct in violation of federal law, as complained of herein.

42. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation. Plaintiff has no interests antagonistic to or in conflict with the Class.

43. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class.

44. Among the questions of law and fact common to the Class are:

(a) whether Defendants engaged in acts or conduct in violation of the federal securities laws as alleged herein;

(b) whether the Defendants entered into agreements with the Canary Group, as hereinafter defined, and others that allowed them to time their trading of the AllianceBernstein Funds shares;

(c) whether the Defendants entered into agreements with the Canary Group and others that allowed them to trade after the 4 P.M. closing time and yet complete these trades at the expired Net Asset Value in violation of Federal Regulations ("late trading").

(d) whether the Defendants allowed the Canary Group and others to engage in late trading in AllianceBernstein Funds shares contrary to the representations made by the Defendants in the AllianceBernstein Funds' prospectuses, registration statements and elsewhere;

(e) whether the Canary Group and others regularly timed their trading in the AllianceBernstein Fund shares contrary to the representations made by the Defendants in the AllianceBernstein Funds' prospectuses, registration statements and elsewhere;

(f) whether the Defendants allowed the Canary Group and others to regularly time their trading in AllianceBernstein Funds shares contrary to the representations made by the Defendants in the AllianceBernstein Funds' prospectuses, registration statements, and elsewhere;

(g) whether the Defendants enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the Canary Group and others;

(h) whether the Defendants enforced their 4 P.M. deadline for trades selectively, *i.e.*, they did not enforce it against the Canary Group and others;

(i) whether the Defendants waived the contingent deferred sales charges that the Canary Group and others should have been required to pay pursuant to the AllianceBernstein Funds' stated policies;

(j) whether the Canary Group and others provided remuneration to the Defendants for the Canary Group and others being allowed to time their trading of the AllianceBernstein Funds shares or to engage in late trading;

(k) whether the Defendants made material misrepresentations in their Fund prospectuses, registration statements, and elsewhere;

(l) whether the Defendants acted negligently, knowingly, or recklessly in making materially false and misleading statements to the investing public during the Class Period;

(m) whether the Defendants acted negligently, knowingly, or recklessly in omitting to state material facts necessary in order to make the statements made not misleading, during the Class Period;

(n) whether the market for AllianceBernstein Funds was an efficient market;

(o) whether the Defendants' material misrepresentations or omissions regarding their conduct with the Canary Group and others regarding timed trading and late trading during the Class Period caused the members of the Class to sustain damages;

(p) whether the timed trading and late trading of the Canary Group and others in the AllianceBernstein Funds during the Class Period resulted in transaction costs that damaged the members of the Class;

(q) whether the Defendants received additional fees that were charged to the AllianceBernstein Funds as a result of the timed trading and late trading of the Canary Group and others, thus damaging the members of the Class;

(r) whether the Canary Group and others agreed to, and did, place substantial assets in the AllianceBernstein Funds in exchange for being allowed by the Defendants to engage in timed trading and late trading in the AllianceBernstein Funds; and

(s) what is the proper measure of the damages sustained by the members of the Class.

45. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable.

46. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them.

47. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Preferential Treatment for Privileged Investors by Allowing Frequent Timing Trades

48. Mutual funds, including the AllianceBernstein Funds, are intended to be long-term, buy-and-hold investments and are therefore the favored savings vehicles for many Americans' retirement and college funds.

49. The value of a mutual fund share, known as its Net Asset Value (or "NAV") is set once a day, generally at the close of the New York market at 4 P.M. . Orders placed any time that day up to and including 4 P.M. are assigned that day's NAV. Any orders placed at 4:01 P.M. or later are priced at the next day's NAV.

50. The purpose of this "forward pricing," which became law in 1968, is to provide a level playing field for investors.

51. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio.

52. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated.

53. An example prepared by the Securities and Exchange Commission in 1997 is a U.S. mutual fund that holds Asian securities worth $50 million, with 5 million shares outstanding, for a NAV of $10 on Day 1.

54. On Day 2, because of the time zone difference, the Asian market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Asian securities in his or her fund to determine a NAV at 4 p.m. in New York, he or she is relying on Asian market information that is fourteen hours old.

55. A "timer" may see that Day 2's 4 P.M. NAV will reflect a downturn, for example of 10%, down to $9 per share, due to yesterday's changes in the Asian market.

56. If there have been positive market moves during the New York trading day that will likely boost the Asian stocks when they reopen for trading on Day 3, the timer may spend $10 million to purchase 1.11 million shares at $9 on Day 2. If the Asian stocks revert to their original price on Day 3, the stock fund will rise, including the timer's $10 million, to $60 million, or a NAV of $9.82. If the timer then sells, he realizes a profit of 8.2%, or $982,000.

57. This and similar strategies are known as "time zone arbitrage."

58. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks.

59. Here, the fact that some of the AllianceBernstein Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed.

60. This is sometimes known as "liquidity arbitrage."

61. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the funds. In the example above, the shareholders who did not trade would experience a drop in NAV of 18 cents, for a total reduction in the fund of $900,000.

62. If the timer sells short on bad days, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

63. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways.

64. They impose their transaction costs on the long-term investors.

65. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time.

66. Trades necessitated by timer redemptions may result in managers having to sell stock into a falling market.

67. Fund managers may realize financial gains by aiding and abetting timing activities by some traders to the detriment of the majority of investors.

68. Typically, a fund manager would agree with a timer regarding target funds to be timed, usually those offering advantages in time zone or liquidity arbitrage.

69. The timer would then move the timing money quickly between those target funds and a resting place in other funds within the same fund family.

70. By keeping the money in the family, the fund manager is assured of collecting management and other fees that are based upon the total amount of funds under management, whether they were in a target fund, resting fund, or moving in between.

71. As an additional inducement, timers will often place longer-term investments, known as "sticky funds", in other vehicles managed by a fund manager.

72. These large deposits assure a steady flow of fees to the manager.

Late Trading

73. As noted above, by federal regulation the NAV for a mutual fund is set once daily, and orders placed after that time must be entered at the NAV next calculated, e.g., the next day's NAV. (17 C.F.R. §270.22c-1)

74. For example, if the NAV is set, as is usual, at 4 P.M., an order placed at 6 P.M. on that day must be entered at the next day's NAV.

75. In "late" trading, a trader is allowed to place an order after the 4 P.M. NAV has been set, and to have the order entered at that earlier NAV.

76. Such illegal late trading allows a privileged investor to utilize market information not available to ordinary investors.

77. For instance, a fund's NAV may be set at $10 per share at 4 P.M. on Day One.

78. By 6 P.M., additional market information may become available that will virtually assure that the NAV on Day Two will be significantly higher, say $12 per share.

79. By placing an order at 6 P.M., and having it entered at Day One's NAV, the late trader is assured of a profit of $2 per share if he then sells on Day Two.

80. This profit comes dollar for dollar out of the pockets of other, ordinary investors in the fund.

81. Unlike the market timing described above, late trading may be profitably employed in almost any fund, not merely those subject to time zone or liquidity arbitrage.

Undisclosed Timed and Late Trading to the Detriment of Plaintiff and Other Members of the Class

82. Canary Capital Partners, LLC, is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey.

83. Canary Investment Management, LLC is a New Jersey limited liability company with offices at 400 Plaza Drive, Secaucus, New Jersey.

84. Canary Capital Partners, Ltd., is a Bermuda limited liability company.

85. Edward J. Stern ("Stern") was the managing principal of Canary Capital Partners, LLC, Canary Investment Management, LLC, and Canary Capital Partners, Ltd.

86. Canary Capital Partners, LLC, Canary Capital Partners, Ltd., Canary Investment Management, LLC, and Stern are collectively referred to herein as the "Canary Group."

87. From at least as early as November 26, 1998 and until September 29, 2003, inclusive, Defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to amass millions of dollars in profit, at the expense of the plaintiff and other members of the Class, through undisclosed timed and late trading.

88. In exchange for allowing and facilitating this improper conduct, the Defendants received substantial fees and other remuneration for themselves and their affiliates to the harm of plaintiff and other members of the Class who were unaware of these illicit arrangements.

89. Specifically, Alliance Capital Management, as manager of the AllianceBernstein Funds, and each of the relevant fund managers, profited from fees Alliance Capital Management charged to the AllianceBernstein Funds that were measured as a percentage of the assets under management.

90. In exchange for the right to engage in timing and late trading, which damaged plaintiff and other Class members by artificially and materially affecting the value of the AllianceBernstein Funds, the Canary Group and others agreed to park substantial assets in the Funds, thereby increasing the assets under the AllianceBernstein Funds' management and the fees paid to the AllianceBernstein Funds' managers.

91. The Defendants, the Canary Group and others preyed upon ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed Defendants to profit handsomely at the expense of plaintiff and other members of the Class.

92. It is widely acknowledged that timed trading and late trading are injurious to long-term mutual fund shareholders, as explained above.

93. Because of this detrimental effect, the Registration Statements and Prospectuses filed for the AllianceBernstein funds stated that timing is monitored and that the Defendants work to prevent it. Further, they explicitly state that in order to receive a given day's NAV, orders must be received by the 4 P.M. deadline. In particular, certain of the Registration Statements and Prospectuses stated the following:

(a) In their Post-Effective Amendment No. 35 to their registration statement and prospectus under the Securities Act of 1933, and Amendment No. 31 to their registration statement and prospectus under the Investment Company Act of 1940, dated February 1, 2000, the Defendants said regarding their equity funds that :

> Your order for purchase, sale, or exchange of shares is priced at the next NAV calculated after your order is received in proper form by the Fund......A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.

Regarding the 4 P.M. deadline for selling or exchanging shares at that day's NAV, this filing stated:

How To Exchange Shares
...You may request an exchange by mail or telephone. You must call by 4:00 P.M., Eastern time, to receive that day's NAV.

Selling Shares Through Your Broker
Your broker must receive your sales request by 4:00 P.M. Eastern time, and submit it to the Fund by 5:00 P.M. Eastern time, for you to receive that day's NAV, less any applicable CDSC.

Selling Shares Directly to the Fund
By Telephone:
...a telephone redemption request must be received by 4:00 P.M. Eastern time, for you to receive that day's NAV, less any applicable CDSC.

(b) In Post-Effective Amendment No. 36 to their registration statement and prospectus under the Securities Act of 1933, and their Amendment No. 32 to their registration statement and prospectus under the Investment Company Act of 1940, dated November 1, 2000, the Defendants said regarding their equity funds that :

> Your order for purchase, sale, or exchange of shares is priced at the next NAV calculated after your order is received in proper form by the Fund......A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.

Regarding the 4 P.M. deadline for selling or exchanging shares at that day's NAV, this filing stated:

How To Exchange Shares
...You may request an exchange by mail or telephone. You must call by 4:00 P.M., Eastern time, to receive that day's NAV.

Selling Shares Through Your Broker

> Your broker must receive your sales request by 4:00 P.M. Eastern time, and submit it to the Fund by 5:00 P.M. Eastern time, for you to receive that day's NAV, less any applicable CDSC.
>
> Selling Shares Directly to the Fund
> By Telephone:
> ...a telephone redemption request must be received by 4:00 P.M. Eastern time, for you to receive that day's NAV, less any applicable CDSC.

(c) In their Post-Effective Amendment No. 37 to their registration statement and prospectus under the Securities Act of 1933, and their Amendment No. 32 to their registration statement and prospectus under the Investment Company Act of 1940, dated February 1, 2001, the Defendants said regarding their equity funds that :

> Your order for purchase, sale, or exchange of shares is priced at the next NAV calculated after your order is received in proper form by the Fund......A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.

Regarding the 4 P.M. deadline for selling or exchanging shares at that day's NAV, this filing stated:

> How To Exchange Shares
> ...You may request an exchange by mail or telephone. You must call by 4:00 P.M., Eastern time, to receive that day's NAV.
>
> Selling Shares Through Your Broker
> Your broker must receive your sales request by 4:00 P.M. Eastern time, and submit it to the Fund by 5:00 P.M. Eastern time, for you to receive that day's NAV, less any applicable CDSC.
>
> Selling Shares Directly to the Fund

> By Telephone:
> ...a telephone redemption request must be received by 4:00 P.M. Eastern time, for you to receive that day's NAV, less any applicable CDSC.

(d.) In their Post-Effective Amendment No. 38 to their registration statement and prospectus under the Securities Act of 1933, and their Amendment No. 34 to their registration statement and prospectus under the Investment Company Act of 1940, dated November 1, 2001, the Defendants said regarding their equity funds that :

> Your order for purchase, sale, or exchange of shares is priced at the next NAV calculated after your order is received in proper form by the Fund......A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.

Regarding the 4 P.M. deadline for selling or exchanging shares at that day's NAV, this filing stated:

> How To Exchange Shares
> ...You may request an exchange by mail or telephone. You must call by 4:00 P.M., Eastern time, to receive that day's NAV.
>
> Selling Shares Through Your Broker
> Your broker must receive your sales request by 4:00 P.M. Eastern time, and submit it to the Fund by 5:00 P.M. Eastern time, for you to receive that day's NAV, less any applicable CDSC.
>
> Selling Shares Directly to the Fund
> By Telephone:
> ...a telephone redemption request must be received by 4:00 P.M. Eastern time, for you to receive that day's NAV, less any applicable CDSC.

(e) In their Post-Effective Amendment No. 41 to their registration statement and prospectus under the Securities Act of 1933, and their Amendment No. 37 to their registration statement and prospectus under the Investment Company Act of 1940, dated November 1, 2002, the Defendants said regarding their equity funds that :

> Your order for purchase, sale, or exchange of shares is priced at the next NAV calculated after your order is received in proper form by the Fund......A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.

Regarding the 4 P.M. deadline for selling or exchanging shares at that day's NAV, this filing stated:

> How To Exchange Shares
> ...You may request an exchange by mail or telephone. You must call by 4:00 P.M., Eastern time, to receive that day's NAV.
>
> Selling Shares Through Your Broker
> Your broker must receive your sales request by 4:00 P.M. Eastern time, and submit it to the Fund by 5:00 P.M. Eastern time, for you to receive that day's NAV, less any applicable CDSC.
>
> Selling Shares Directly to the Fund
> By Telephone:
> ...a telephone redemption request must be received by 4:00 P.M. Eastern time, for you to receive that day's NAV, less any applicable CDSC.

(f) In their Post-Effective Amendment No. 42 to their registration statement and prospectus under the Securities Act of 1933, and their Amendment No. 38

to their registration statement and prospectus under the Investment Company Act of 1940, dated January 30, 2003, the Defendants said regarding their equity funds that :

> Your order for purchase, sale, or exchange of shares is priced at the next NAV calculated after your order is received in proper form by the Fund......A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.

Regarding the 4 P.M. deadline for selling or exchanging shares at that day's NAV, this filing stated:

> How To Exchange Shares
> ...You may request an exchange by mail or telephone. You must call by 4:00 P.M., Eastern time, to receive that day's NAV.
>
> Selling Shares Through Your Broker
> Your broker must receive your sales request by 4:00 P.M. Eastern time, and submit it to the Fund by 5:00 P.M. Eastern time, for you to receive that day's NAV, less any applicable CDSC.
>
> Selling Shares Directly to the Fund
> By Telephone:
> ...a telephone redemption request must be received by 4:00 P.M. Eastern time, for you to receive that day's NAV, less any applicable CDSC.

94. These statements were materially false and misleading because, not only did the Defendants allow the Canary Group and others to time their trades, but also, in the case of the Canary Group, they actively facilitated the timing arbitrage strategy and sought to profit and did profit from it.

95. These statements were materially false and misleading because the Defendants allowed the Canary Group and others to place buy, sell and exchange orders after the 4 P.M. deadline and yet still receive the NAV for that day.

Defendants' Fraudulent Scheme

96. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint in the New York Supreme Court (the "Spitzer Complaint") charging the Canary Group with fraud in connection with the unlawful practices alleged herein and exposing the deceitful and manipulative practices charged here with the particularity that had resulted from a full-scale confidential investigation.

97. The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows, among other things:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long term investors' losses[...]

98. Mutual fund orders and other records obtained by the Attorney General's office indicated that the Canary Group, as defined above, used an AllianceBernstein Fund for its late trading and market timing practices. According to these records, on January 13, 2003 at 6:31 the Canary Group sold shares of AllianceBernstein Growth and Income Fund and invested the proceeds in an Alliance money market fund.

99. In their Form 497 filing with the Securities and Exchange Commission dated October 10, 2003 the AllianceBernstein Registrants published a supplement to the March 31, 2003 Prospectuses of the AllianceBernstein Funds.

100. This filing stated as follows, among other things:

> Alliance Capital Management L.P. ("Alliance Capital"), the Funds' Advisor, has been contacted by the Office of the New York State Attorney General ("NYAG") and the United States Securities and Exchange Commission ("SEC") in connection with their investigation of practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares. Alliance Capital has been providing full cooperation with respect to these investigations.
>
> Based on the preliminary results of its own ongoing internal investigation regarding mutual fund transactions, Alliance Capital has identified conflicts of interest in connection with certain market timing transactions. It this regard, Alliance Capital has suspended two of its employees, one of whom had been the portfolio manager and an officer of the AllianceBernstein Technology Fund and an officer of the AllianceBernstein Select Investor Series, and the other of whom had been an executive involved in selling Alliance Capital's hedge fund products. Alliance Capital continues to review the facts and circumstances relevant to the SEC's and NYAG's investigations including whether third parties may have engaged in illegal late trading in the Funds and whether any of its employees knowingly facilitated such late trading.

101. The *Wall Street Journal* on October 1 identified the two suspended Alliance Capital Management employees as defendants Gerald Malone and Charles Shaffran.

102. The *Journal* article stated that "certain investors were allowed to make rapid trades in a mutual fund managed by Mr. Malone in exchange for making large investments in Alliance hedge funds also run by Mr. Malone."

103. The *Journal* article also stated as follows:

> As previously reported, Stern's firm, Canary, appears to have had arrangements allowing short term trading with Alliance funds...Meanwhile, according to a copy of trade orders obtained by Spitzer's office, on the evening of January 13 this year, Mr. Stern placed late trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at the time would have amounted to an approximately $11 million transaction.

104. The *New York Times* reported on November 5, 2003 that Spitzer and the Securities and Exchange Commission were considering bringing action against Alliance Capital Management for "improper trading of funds that may have been done with the knowledge of top executives..."

105. The *Times* also reported that:

> At least some of the trading under investigation at Alliance was done by a Las Vegas investor named Daniel Calugar....At the peak of his trading with Alliance, Mr. Calugar may have traded more than $100 million in and out of Alliance Mutual Funds in return for $20 million worth of investments in the company's hedge funds, people briefed on the matter said.
>
> Alliance, like other large money management firms, has been trying to expand its hedge fund business, consultants said. Hedge fund managers receive a large share – typically 20 percent – of the fund's profits in any given year. If the hedge fund assets grow, managers stand to make a lot more than they could managing a mutual fund, consultants said.

106. The Canary Group and others agreed with the Defendants regarding target funds to be timed and/or traded late --- often international and equity funds offering time zone or liquidity arbitrage.

107. The Canary Group and others would then move the timing money quickly between those funds and a resting place in a money market or similar fund in the same fund family.

108. By keeping the money – often many millions of dollars -- in the family, the Canary Group and others assured the Defendants that they would collect management and other fees on the amount whether it was in the target fund, the resting fund or moving in between.

109. As an additional inducement for allowing the timing, the Defendants received "sticky assets."

110. As set forth above, these were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the Defendants' financial vehicles (such as a hedge fund run by the manager) that assured a steady flow of fees to the fund managers.

111. *The Wall Street Journal* reported on September 4, 2003 that the Canary Group had settled the charges against them, agreeing to pay a $10 million fine and $30 million in restitution:

> Edward Stern . . . finds himself at the center of a sweeping investigation into the mutual-fund industry after paying $40 million to settle charges of illegal trading made by the New York State Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called **Canary Capital Partners LLC**, allegedly obtained special trading opportunities with leading mutual-fund families --- including **Bank of America** Corp's Janus Funds, **Bank One** Corp., **Janus Capital Group** Inc. and **Strong Financial** Corp. --- by promising to make substantial investments in various funds managed by these institutions. [Emphasis in original].

112. The article indicated that the fraudulent practices alleged in the complaint were probably not unique, but rather representative of widespread practices in the mutual fund industry:

> In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known", but he asserted that "the mutual fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."

113. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

The Registration Statements and Prospectuses Were Materially False and Misleading

114. Plaintiff and each member of the Class purchased shares of the AllianceBernstein Funds pursuant to Registration Statements and Prospectuses.

115. Each of said Registration Statements and Prospectuses contained materially false and misleading statements regarding the AllianceBernstein Funds' policies on timed trading.

116. The Registration Statements and Prospectuses (hereinafter collectively the "Published Materials" falsely stated that the Defendants actively safeguard shareholders from the harmful effects of timing and late trading, as quoted hereinabove at Paragraph 93.

117. The Published Materials failed to disclose and misrepresented the following material and adverse facts:

(a) that Defendants had entered into agreements allowing the Canary Group and others to time their trading of the AllianceBernstein Funds shares; that, pursuant to those agreements, the Canary Group and others regularly timed their trading in the AllianceBernstein Funds shares;

(b) that the Defendants allowed the Canary Group and others to engage in a market-timing scheme that resulted in a wealth transfer that came dollar-for-dollar out of the pockets of ordinary investors such as the plaintiff and the other Class Members;

(c) that the Defendants allowed the Canary Group and others to engage in a late trading scheme that resulted in a wealth transfer that came dollar-for-dollar out of the pockets of ordinary investors such as the plaintiff and the other Class Member;.

(d) that, contrary to the express representations in the Published Materials, the AllianceBernstein Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the Canary Group and others and waived the contingent delayed sales charges, at AllianceBernstein Funds' investors expense,

(b) The AllianceBernstein Funds had large weekly trading volumes;

(c) As regulated entities, periodic public reports concerning the AllianceBernstein Funds were regularly filed with the SEC;

(d) Persons associated with the AllianceBernstein Funds regularly communicated with public investors *via* established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(e) The AllianceBernstein Funds were followed by several securities analysts employed by major brokerage firms who wrote reports, which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

132. As result of the foregoing, the market for the AllianceBernstein Funds promptly digested current information regarding AllianceBernstein Funds from all publicly available sources and reflected such information in the respective AllianceBernstein Fund's NAV.

133. Investors who purchased or otherwise acquired shares or interests in the AllianceBernstein Funds relied on the integrity of the market for such securities.

134. Under these circumstances, all purchasers of the AllianceBernstein Funds during the Class Period suffered similar injury through their purchase or acquisition of AllianceBernstein Funds securities at distorted prices that did not reflect the risks and

costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

FIRST CLAIM

Against the AllianceBernstein Registrants For Violations of Section 11 Of The Securities Act

135. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

136. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against the AllianceBernstein Registrants.

137. The AllianceBernstein Registrants are statutorily liable under Section 11 of the Securities Act.

138. The AllianceBernstein Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Registration Statements..

139. Plaintiff and other Class members purchased shares of the AllianceBernstein Funds traceable to the false and misleading Registration Statements.

140. As set forth herein, the statements contained in the Registration Statements were materially false and misleading for a number of reasons, including that

they stated that it was the practice of the AllianceBernstein Funds to monitor and take steps to prevent timed and late trading because of their adverse effect on fund investors, when, in fact, the Canary Group and other select investors were allowed to engage in timed and late trading .

141. The Registration Statements failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

(a) that the Defendants had agreed to allow the Canary Group and others to time their trading of the AllianceBernstein Funds shares;

(b) that the Defendants had agreed to allow the Canary Group and others to engage in late trading of the AllianceBernstein Funds shares;

(c) that, pursuant to that agreement, the Canary Group and others regularly timed and/or late traded the AllianceBernstein Funds shares;

(d) that, contrary to the express representations in the Registration Statements, the AllianceBernstein Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the Canary Group and others;

(d) that, contrary to the express representations in the Registration Statements, the AllianceBernstein Funds enforced their trading deadline policy selectively, *i.e.*, they did not enforce it against the Canary Group and others;

(e) that the Defendants regularly allowed the Canary Group and others to engage in trades that were disruptive to the efficient management of the AllianceBernstein Funds and/or increased the AllianceBernstein Funds' costs and thereby reduced the Funds' actual performance; and

(f) that, pursuant to the unlawful agreements, the Defendants benefited financially at the expense of the AllianceBernstein Funds investors.

142. Plaintiff and the Class have sustained damages.

143. The value of the AllianceBernstein Funds shares purchased by plaintiff and the remaining members of the Class decreased substantially subsequent to and due to defendant's violations.

144. At the time they purchased the AllianceBernstein Funds shares traceable to the defective Registration Statements, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge.

145. This claim was brought within one year after the discovery of the untrue statements and less than three years after the issuance of false and misleading registration statements.

SECOND CLAIM

Against the AllianceBernstein Registrants For Violations of Section 12 (2) Of The Securities Act

146. Plaintiff repeats and realleges each and every allegation contained above,

except that for the purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

147. This claim is brought pursuant to Section 12 (2) of the Securities Act, 15 U.S.C.A. §77l.

148. The defendants offered, sold, or solicited for financial gain all the shares sold pursuant to the Prospectuses to plaintiff and the Class.

149. The defendants' actions including actively taking part in encouraging prospective purchasers to buy shares of AllianceBernstein Funds.

150. The Prospectuses included untrue statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

151. The defendants owed to the purchasers of AllianceBernstein Funds securities, including plaintiff and other Class members, the duty to make a reasonable and diligent investigation of the statements contained in the Prospectuses, to insure that such statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading.

152. Plaintiff and the members of the Class did not know of any of the untruthful statements and omissions alleged and in the exercise of reasonable care could not have known of them.

153. By reason of the conduct alleged herein, the defendants violated Section 12(2) of the Securities Act.

154. As a direct and proximate result of the defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages.

155. This action was brought within one year after the discovery of the untrue statements and less than three years after the issuance of false and misleading Prospectuses.

THIRD CLAIM

Against Alliance Capital Management, L.P., Alliance Capital Management Holding L.P., , Alliance Capital Management Corporation and AXA Financial, Inc. as Control Persons of the AllianceBernstein Registrants For Violations of Section 15 of the Securities Act

156. Plaintiff repeats and realleges each and every allegation contained above, except that for the purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

157. This Claim is brought pursuant to Section 15 of the Securities Act, 15 U.S.C.A §77o, against Alliance Capital Holding, Alliance Corporation, Alliance Capital Management, and AXA as control persons of AllianceBernstein Registrants.

158. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the AllianceBernstein Funds' Registration Statements, Prospectuses, public filings, press

releases and other publications are the collective actions of Alliance Capital Management, Alliance Capital Holding, Alliance Corporation and AXA .

159. The AllianceBernstein Registrants are liable under Section 11 and Section 12(2) of the Securities Act as set forth herein.

160. Each of Alliance Capital Management, , Alliance Capital Holding, Alliance Corporation, and AXA and was a "control person" of the AllianceBernstein Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the AllianceBernstein Registrants.

161. Alliance Capital Management, Alliance Capital Holding, Alliance Corporation and AXA, directly and indirectly, had the power and authority, and exercised the same, to cause the AllianceBernstein Registrants to engage in the wrongful conduct complained of herein.

162. Alliance Capital Management, Alliance Capital Holding, Alliance Corporation and AXA issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Registration Statements and Prospectuses.

163. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Alliance Capital Management, Alliance Capital Holding, Alliance Corporation and AXA are liable to plaintiff to the same extent as is AllianceBernstein Investment Fund for its primary violations of Sections 11 and 12 (2)of the Securities Act.

164. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Alliance Capital Management, Alliance Capital Holding, Alliance Corporation and AXA .

VIOLATIONS OF THE EXCHANGE ACT

FOURTH CLAIM

Violation of Section 10(b) Of The Exchange Act Against and Rule 10b-5 Promulgated Thereunder Against All Defendants

165. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

166. During the Class Period, each of the Defendants carried out a plan, scheme and course of conduct that was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein.

167. As a result of said plan, scheme, and course of conduct, plaintiff and other members of the Class purchased AllianceBernstein Funds shares or interests at distorted prices and otherwise suffered damages.

168. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

169. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of

business which operated as a fraud and deceit upon the purchasers of the AllianceBernstein Funds' securities, including plaintiff and other members of the Class.

170. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

171. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the AllianceBernstein Funds' operations, as specified herein.

172. These Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading.

173. These Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from late trading.

174. These Defendants thereby engaged in transactions, practices and a course of business that operated as a fraud and deceit upon plaintiff and members of the Class.

175. The Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them.

176. Such Defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

177. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of AllianceBernstein Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein.

178. Being completely unaware of the fact that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed in public statements by Defendants during the Class Period, plaintiff and other members of the Class acquired the shares or interests in the AllianceBernstein Funds during the Class Period at distorted prices and were damaged thereby.

179. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of the falsity of the misrepresentations, and believed them to be true.

180. At the time of said misrepresentations and omissions, plaintiff and other members of the Class had no reason to know, and did not know, of the omissions by the Defendants.

181. Had plaintiff and other members of the Class and the marketplace known of the truth concerning the AllianceBernstein Funds' operations, which were not disclosed by Defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

182. By virtue of the foregoing, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

183. As a direct and proximate result of Defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the AllianceBernstein Funds shares during the Class Period.

FIFTH CLAIM

Against AXA Financial Inc. (as a Control Person of Alliance Capital Management Corporation); Alliance Management Corporation (as a Control Person of Alliance Capital Management Holding L.P); Alliance Capital Management Holding L.P. (as a Control Person of Alliance Capital Management L.P);Alliance Capital Management, L.P.(as a Control Person of the AllianceBernstein Registrants) and AllianceBernstein Registrants (As Control Persons of the AllianceBernstein Funds) For Violations of Section 20(a) of the Exchange Act

184. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

185. This Claim is brought pursuant to Section 20(a) of the Exchange Act Against AXA Financial Inc. (as a Control Person of Alliance Capital Management

Corporation); Alliance Capital Management Corporation (as a Control Person of Alliance Capital Management Holding L.P); Alliance Capital Management Holding L.P. (as a Control Person of Alliance Capital Management L.P); Alliance Capital Management, L.P.(as a Control Person of the AllianceBernstein Registrants) and the AllianceBernstein Registrants (As Control Persons of the AllianceBernstein Funds).

186. It is appropriate to treat these Defendants as a group for pleading purposes.

187. It is appropriate to presume that the materially false, misleading, and incomplete information conveyed in the AllianceBernstein Funds' public filings, press releases and other publications are the collective actions of AXA, Alliance Corporation, Alliance Capital Holding, Alliance Capital Management, and the Alliance Registrants.

188. Each of AXA, Alliance Corporation, Alliance Capital Holding, Alliance Capital Management, and the Alliance Registrants acted as controlling persons of the AllianceBernstein Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein.

189. By virtue of their operational and management control of the AllianceBernstein Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, each of AXA, Alliance Corporation, Alliance Capital Holding, Alliance Capital Management, and the Alliance Registrants had the power to influence and control and did influence and control, directly or indirectly, the decision-

making and actions of the AllianceBernstein Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading.

190. Each of AXA, Alliance Corporation, Alliance Capital Holding, Alliance Capital Management, and the Alliance Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

191. In particular, each of AXA, Alliance Corporation, Alliance Capital Holding, Alliance Capital Management, and the Alliance Registrants had direct and supervisory involvement in the operations of the AllianceBernstein Funds.

192. Therefore, each of AXA, Alliance Corporation, Alliance Capital Holding, Alliance Capital Management, and the Alliance Registrants is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

193. As set forth above, AXA, Alliance Corporation, Alliance Capital Holding, Alliance Capital Management, and the Alliance Registrants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint.

194. By virtue of their positions as controlling persons, AXA, Alliance Corporation, Alliance Capital Holding, Alliance Capital Management, and the Alliance Registrants are liable pursuant to Section 20(a) of the Exchange Act.

195. As a direct and proximate result of Defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of AllianceBernstein Funds securities during the Class Period.

VIOLATIONS OF THE INVESTMENT ADVISERS ACT

SIXTH CLAIM

Against Alliance Capital Management L.P.
For Violations of The Investment Advisers Act of 1940 [15 U.S.C. § 80(b)(6) and 15 U.S.C. § 80(b)(15)

196. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

197. This Count is based upon Section 215 of the Investment Advisors Act.

198. Alliance Capital Management acted as "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

199. As a fiduciary pursuant to the Investment Advisers Act, Alliance Capital Management was required to serve plaintiff and other members of the Class in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisors Act.

200. During the Class Period, Alliance Capital Management breached its fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class.

201. As detailed above, Alliance Capital Management allowed the Canary Group and others to secretly engage in timed trading of the AllianceBernstein Funds shares.

202. The purposes and effect of said scheme, practice and course of conduct was to enrich Alliance Capital Management, among other Defendants, at the expense of plaintiff and other members of the Class.

203. Alliance Capital Management breached its fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

204. Alliance Capital Management is liable as a direct participant in the wrongs complained of herein.

205. Alliance Capital Management, because of its position of authority and control over the AllianceBernstein Funds, was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the AllianceBernstein Funds.

206. Alliance Capital Management had a duty to: (1) disseminate accurate and truthful information with respect to the AllianceBernstein Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to plaintiff and members of the Class.

207. Alliance Capital Management participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of its breaches of fiduciary duties.

208. Said breaches of fiduciary duties included: (1) increasing its profitability at plaintiff's and other members of the Class' expense by allowing the Canary group and others to secretly time their trading of the AllianceBernstein Funds shares; and (2) placing its interests ahead of the interests of plaintiff and other members of the Class.

209. As a result of Alliance Capital Management's multiple breaches of its fiduciary duties owed plaintiff and other members of the Class, plaintiff and other Class members were damaged.

210. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with Alliance Capital Management and to recover all fees paid in connection with their enrollment pursuant to such agreements.

VIOLATION OF THE INVESTMENT COMPANY ACT

SEVENTH CLAIM

Against the AllianceBernstein Registrants For Violations of Section 34(b) of The Investment Company Act of 1940

211. Plaintiff repeats and realleges each and every allegations contained above as if fully set forth herein.

212. This claim is brought pursuant to Section 34(b) of the Investment Company Act of 1940, 15 U.S.C.A. §80a-33.

213. Through the course of conduct alleged herein, the AllianceBernstein Registrants have made untrue statements of material fact in registration statements filed pursuant to the Investment Company Act of 1940..

214. Through the course of conduct alleged herein, the AllianceBernstein Registrants have omitted to state facts necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

215. As a result of the AllianceBernstein Registrants' wrongful conduct alleged herein, plaintiff and the other members of the Class have suffered damages.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action. and appointing plaintiff as Lead Plaintiff and his counsel as Lead Counsel for the Class and certifying plaintiff as Class representatives under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding plaintiff and the Class, to the extent they still hold shares of the AllianceBernstein Funds, rescissory damages in accordance with Section 12(a)(2) of the Securities Act or, if sold, compensatory damages;

(d) Awarding plaintiff and the Class rescission of their contracts with AllianceBernstein Capital Management and recovery of all fees paid to AllianceBernstein Capital Management pursuant to such agreement;

(e) Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(f) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: November 26, 2003

DRUBNER, HARTLEY & O'CONNOR, L.L.C.

By 
Gary B. O'Connor
Bar No. CT 11216
James E. Hartley, Jr.
Bar No. CT 08275
H.C. Kwak
Bar No.CT 19957
500 Chase Parkway
Waterbury, CT 06708
Tel. (203) 753-9291
Fax (203) 753-6373